Exhibit 99.1

Wallbox Announces $45 Million Strategic Investment

The investment is led by Generac Power Systems and includes existing Wallbox shareholders

BARCELONA, Spain, July 31, 2024 - Wallbox (NYSE: WBX), a global leader in smart electric vehicle (EV) charging and energy management solutions announced that it had received a $45 million investment, which includes $35 million from lead investor, Generac Power Systems, Inc. (NYSE: GNRC), a leading global designer and manufacturer of energy technology solutions and other power products. The strategic investment reinforces the partnership with Generac and highlights Wallbox’s strong position in the market.

This investment strengthens Wallbox’s balance sheet and provides capital to accelerate the company’s ability to manufacture and sell more of their award-winning chargers throughout the world, particularly in the fast-growing North American market. The partnership with Generac further enhances this strategy given their 8,000+ authorised installers and ability to integrate with other Generac energy management systems.

This is the second minority investment Generac has made in Wallbox, and aligns with the companies’ commercial relationship, announced December last year along with the recent addition of Paolo Campinoti, Executive Vice President at Generac International to the Wallbox board of directors. Aside from Generac, the investment includes additional funding from a number of long-standing shareholders.

“We’re excited to announce this strategic investment in Wallbox, further strengthening our balance sheet, and positioning the company for long-term capital appreciation,” said Enric Asuncion, CEO and cofounder of Wallbox. “This investment is testament to our shareholders’ trust in the ongoing success of the company. As we continue to expand our commercial relationship with Generac, we are glad to see their ongoing commitment to continued collaboration and growth.”

“This additional investment and expanded relationship with Wallbox further accelerates our Powering A Smarter World enterprise strategy,” said Aaron Jagdfeld, President and CEO of Generac. “Our strategic alliance provides Generac and our distribution partners deeper access to Wallbox’s best in class technology and will enable deeper integration of Wallbox EV chargers into our residential and C&I energy ecosystem.”

More details regarding the investment and the commercial activity with Generac will be shared during Wallbox’s Q2 earnings call on August 1 at 8:00 AM ET (2:00 PM CET). Please visit this link, which is also accessible on the ‘Events & Presentations’ section of the Company’s investor relations website, investors.wallbox.com, to register for and join the webcast and access the accompanying presentation materials.

wallbox.com

The private placement of its Class A ordinary shares pursuant to which Wallbox will sell 36,334,277 Class A ordinary shares for aggregate gross proceeds of $45 million to certain existing investors. The private placement is expected to close on the 5th of August 2024, subject to the satisfaction of customary closing conditions.

About Wallbox Chargers

Wallbox is a global technology company, dedicated to changing the way the world uses energy. Wallbox creates advanced electric vehicle charging and energy management systems that redefine the relationship between users and the network. Wallbox goes beyond charging electric vehicles to give users the power to control their consumption, save money, and live more sustainably. Wallbox offers a complete portfolio of charging and energy management solutions for residential, semi-public, and public use in more than 100 countries around the world. Founded in 2015 in Barcelona where the company’s headquarters are located, Wallbox currently has offices across Europe, Asia, and the Americas.

For more information visit www.wallbox.com.

Wallbox PR Contact:

Elyce Behrsin

press@wallbox.com

Wallbox IR Contact:

Michael Wilhelm

investors@wallbox.com

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this press release other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the private placement, the partnership with Generac, the company’s financials and expected growth and synergies. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “”target,” will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses as an early stage company; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives; Wallbox’s ability to successfully manage its growth; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; losses or disruptions in Wallbox’s supply or manufacturing partners; risks related to

Copyright © 2021 Wall Box Chargers. All rights reserved.

macro-economic conditions and inflation; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; as well as the other important factors discussed and incorporated by reference under the heading “Risk Factors” in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, and as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Copyright © 2021 Wall Box Chargers. All rights reserved.